EXHIBIT 99.N

SUBSCRIPTION SUPPLEMENT AGREEMENT

This Subscription Supplement Agreement (this “Agreement”) is made and entered into as of July 31, 2013 (the “Effective Date”), by and among Heron Lake BioEnergy, LLC (the “Company”), Granite Falls Energy, LLC, a Minnesota limited liability company (“GFE”) and Project Viking, L.L.C., a Minnesota limited liability company (“Project Viking”) (each of the Company, GFE and Project Viking, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, on the Effective Date, Project Viking subscribed for 8,075,000 Class A capital units and 15,000,000 Class B capital units of the Company (collectively, the “Purchased Units”), at a purchase price of $0.30 per capital unit, upon the terms and conditions set forth in a Subscription Agreement of even date herewith (the “Viking Subscription Agreement”), for a total purchase price for the Purchased Units of $6,922,500.00;

WHEREAS, immediately following execution and delivery of the Viking Subscription Agreement to the Company, acceptance by the Company, and delivery by wire transfer of the total purchase price for the Units by Project Viking, GFE acquired and fully-paid for 100% of the membership interests of Project Viking (including all governance rights and financial rights) from Roland J. Fagen and Diane K. Fagen pursuant to a Membership Interest Purchase Agreement of even date herewith, said acquisition effective on the Effective Date;

WHEREAS, to supplement the Viking Subscription Agreement, the Parties desire to make certain representations and warranties to one another as provided in this Agreement;

WHEREAS, the Company, GFE and Project Viking have reached agreement with respect to the appointment of governors to the Company’s Board of Governors (the “Board”), the voting of any Class A Units or Class B Units including the Purchase Units (collectively, the “Units”) held by Project Viking on certain matters, and certain other governance matters, as provided in this Agreement;

WHEREAS, the Company is also offering a maximum of $12 million in aggregate principal amount of promissory notes (the “Offering”) titled “7.25% Secured Subordinated Notes due 2018” (the “Notes”) pursuant to the terms of that certain Confidential Disclosure Statement dated June 11, 2013, as supplemented on June 21, 2013 (the “Disclosure Statement”);

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.                                      Governance Agreements.  The Company, Project Viking, GFE each agree as follows:

a.                                      The Company acknowledges and agrees that following the issuance of the Purchased Units to Project Viking on the Effective Date, Project Viking owns

***24,080,949*** Class A Units of the Company and ***15,000,000*** Class B Units of the Company, for a total of ***39,080,949*** Units of the Company, which number of Units held by Project Viking constitutes a majority of the Units outstanding as of the Effective Date.

b.                                      As of the close of business on the Effective Date, under Section 5.3(a)(iv) of the Member Control Agreement of the Company as amended through August 30, 2011 (the “Member Control Agreement”), a copy of which was attached to the Disclosure Statement as Appendix B, Project Viking is entitled to appoint five (5) governors to the Board.

c.                                       One of the five (5) elected governors currently serving on the Board of Governors of the Company shall resign from the Board, effective as of the close of business on the Effective Date.  The written resignation shall be made in writing and shall be delivered to the acting President of the Board on August 1, 2013, and said resignation shall not require acceptance of resignation to make it effective.  The elected governor who resigns shall serve as an alternate to the remaining four (4) elected governors.

d.                                      Project Viking hereby provides written notice to the Board and the Company that Kenton Johnson and Steve Core are removed from the Board, effective as of close of business on the Effective Date.  Project Viking hereby appoints the following five (5) governors to the Board pursuant to Section 5.3(a)(iv) of the Member Control Agreement, effective as of the close of business on the Effective Date:  Paul Enstad, Rodney Wilkison, Dean Buesing, Marten Goulet, and Shannon Johnson.  Project Viking hereby appoints Leslie Bergquist and David Thompson to serve as alternates to the five (5) Project Viking appointed governors.

e.                                       Alternates will receive notice of all Board meetings and all information provided the Board.  Alternates shall be entitled to attend all meeting of the Board.  Alternates shall not be entitled to vote at Board meetings, provided that alternates may participate in Board meetings, and provided further that alternates shall serve as replacement governors and shall be entitled to vote at any Board meeting at which the appointed governor or elected governor for which the alternate is serving as alternate is absent.

f.                                        Project Viking shall cause each governor it has a right to appoint under Section 5.3(a)(iv) to vote in favor of the Specified Amendments and in favor of such matters as are necessary to call a meeting of the members as soon as practicable following the Effective Date to consider the Specified Amendments and provide a Board recommendation to vote in favor of the Specified Amendments.  The term “Specified Amendments” shall mean (i) an amendment to Section 5.1(c) of the Member Control Agreement to add those actions identified in Section 5.1(d)(i)-(iv) of the Member Control Agreement to the actions, agreements, instruments or items specified in Section 5.1(c) that require the affirmative vote of at least two-thirds of the voting power of the governors in office, (ii) an amendment to Section 5.1(k) of the Member Control Agreement to add provisions consistent with this Agreement relating to alternates acting in the place and stead of absentee governors, and (iii) and amendment to Section 6.2(a) to delete the last sentence thereof.

g.                                       At any meeting, and at every adjournment or postponement thereof, with respect to outstanding Units owned beneficially or of record by Project Viking, Project Viking shall: (i) appear at such meeting or otherwise cause such Units to be counted as present thereat for purposes of establishing a quorum; (ii) vote or cause to be voted such Units in favor of the Specified Amendments and any action required in furtherance thereof; and (iii) vote or cause to be voted, or execute consents in respect of, such Units against any proposal, action or transaction presented to the members of the Company (regardless of any recommendation of the Board) or in respect of which vote or consent of Project Viking is requested or sought (A) that could reasonably be expected to prevent or materially impede or delay the effectiveness of the Specified Amendments (including any proposal to amend Section 5.1(c) of the Member Control Agreement in a manner other than the Specified Amendments), (B) to change in any manner the voting rights of the Units or the appointment rights of Members or their Affiliates, or (C) to alter or amend in any manner Section 5.6 or Section 5.8 with respect to contracts or transactions between the Company and Governors or their Affiliates.

h.                                      Until the approval of the Specified Amendments by members, Project Viking shall cause each governor it has a right to appoint under Section 5.3(a)(iv) to vote in favor of any action identified in Section 5.1(d)(i)-(iv) of the Member Control Agreement only if at least one elected governor then serving on the Board also votes in favor of such action.

i.                                          Project Viking hereby covenants and agrees that, except for actions taken in furtherance of this Agreement, Project Viking (i) has not entered, and shall not enter at any time while this Agreement remains in effect, into any voting agreement or voting trust with respect to the Units owned beneficially or of record by Project Viking or its Affiliates; and (ii) has not granted, and shall not grant at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Units owned beneficially or of record by Project Viking or its Affiliates that is inconsistent with Project Viking or its appoint governors obligations under this Agreement.  During the term of this Agreement, Project Viking shall not take any action that would in any way restrict, limit or interfere with the performance of Project Viking’s obligations hereunder or the effectiveness of the Specified Amendments as contemplated hereby on a timely basis.

j.                                         GFE shall cause Project Viking to act in compliance with its covenants and obligations under this Agreement and the Viking Subscription Agreement.

2.                                      Company Representations and Warranties. The Company represents and warrants to Project Viking that:

a.                                      The Company is authorized to issue 80,000,000 capital units, of which 65,000,000 capital units are designated as Class A Units and 15,000,000 capital units are designated Class B Units.  Immediately prior to the Effective Date, 38,622,107 Class A

Units are issued and outstanding and no Class B Units are issued and outstanding.  Following completion of the Offering and the issuance of the Purchased Units to Project Viking pursuant to the Viking Subscription Agreement, and assuming Project Viking elects to convert its Interim Subordinated Note in the amount of $102,000.00 to capital units, Project Viking shall own, on a fully diluted basis, a majority of the issued and outstanding capital units of the Company.

b.                                      The Company has placed no increased minimum ownership requirements or other membership restrictions on the holders of Class B Units.

c.                                       Other than the Viking Subscription Agreement, there are no outstanding subscriptions, options, warrants, calls, contracts, demands, commitments, convertible securities or other agreements or arrangements of any character or nature whatever under which the Company is obligated to issue any securities of any kind representing an ownership interest in the Company, except for subscriptions for approximately $6,650,000 in principal amount of Notes (“Member and Non-Member Subscriptions”) currently held in escrow, $1,407,000 in principal amount of Interim Subordinated Notes (as defined in the Disclosure Statement) to be exchanged for an equal principal amount of Notes, and the Units issuable upon conversion of the Notes.  With respect to Member and Non-Member Subscriptions currently held in escrow or subscriptions for Notes subsequently received by the Company, the Company shall accept no more than $3,670,500 of  such subscriptions.  For the sake of clarity, such maximum amount does not include the principal amount of the Interim Subordinated Notes or any exchange for Notes therefor.

d.                                      Within ten (10) days following the Effective Date, the Company will initiate a confirmation/re-subscription process with all Member and Non-Member Subscriptions and holders of the Interim Subordinated Notes by: (i) providing such persons and the other members of the Company a supplement to the Disclosure Statement that describes (1) the change of ownership of Project Viking and its material terms, (2) the Viking Subscription Agreement, (3) the material terms of this Agreement including exhibits, (4) updated AgStar information, and (5) such other material information determined by the Company; and (ii) allowing such persons to (1) confirm / re-subscribe their subscription or Interim Subordinated Notes for Notes pursuant to the terms of the Offering under the Disclosure Statement, as supplemented or amended, or (2) elect to convert the principal amount of their subscription or Interim Subordinated Notes into a subscription for capital units, at the rate of $0.30 per unit.  The subscription payments of such persons (other than the holders of the Interim Subordinated Notes, who shall not have the right to rescind their obligation to exchange the Interim Subordinated Notes for Notes under the Offering or capital units) who do not affirmatively confirm / re-subscribe their subscription by the end of the confirmation / re-subscription period (which shall be no later than August 31) shall be returned promptly to the subscriber from escrow without interest or deduction.

e.                                       At the end of the confirmation / re-subscription period, the Company will accept all confirmed / re-subscribed subscriptions in the Offering for Notes or capital units in the original order in which the subscription was received, on a first-come, first-

served basis, to purchase $3,670,500 in principal amount of Notes or capital units, such that the Company shall issue a maximum of $5,077,500 in principal amount of Notes or capital units (at $0.30 per unit) in the Offering, including the Notes exchanged for the $1,407,00 in Interim Subordinated Notes, but excluding the Purchased Units issued to Project Viking pursuant to the Viking Subscription Agreement.  If the principal amount of confirmed / re-subscribed subscriptions of Member and Non-Member Subscriptions is less than $3,670,500, the Company shall continue to offer Notes pursuant to the terms of the Offering in the Disclosure Statement (as supplemented or amended).  The Company shall not issue more than $5,077,500 in principal amount of Notes or capital units (at $0.30 per unit) in the Offering, including the Notes exchanged for the $1,407,000 in Interim Subordinated Notes.

f.                                        Neither the offer nor the issuance or sale of the Purchased Units or the Notes constitutes an event, under any anti-dilution provisions of any securities issued or issuable by the Company or any agreements with respect to the issuance of securities by the Company, which will either increase the number of Units issuable pursuant to such provisions or decrease the consideration per Units to be received by the Company pursuant to such provisions.  No holder of any security of the Company is entitled to any preemptive or similar rights to purchase any securities of the Company, except as provided in the Notes.

g.                                       The Company has no outstanding or contingent obligations to repurchase or redeem any of its securities from holders thereof except for the exchange of Interim Subordinated Notes for Notes.  The Company is not a party or subject to any agreement or understanding, and to the knowledge of the Company, there is no agreement or understanding, that effects or relates to transfers, voting or the giving of written consents with respect to any security of the Company, or by any member of the Board, except for the Member Control Agreement and this Agreement.

h.                                      All corporate action necessary to the issuance and delivery of the Purchased Units to Project Viking has been taken by the Company or will be taken by the Company on or prior to the Effective Date. When (i) the terms of the Notes have been established in accordance with the Indenture in the form attached as Appendix E to the Disclosure Statement, (ii) the Indenture has been validly executed and delivered by the Company and the trustee thereunder and (iii) the Notes have been executed, issued, delivered and authenticated in accordance with the terms of the Indenture and the applicable subscription agreement against the receipt of requisite consideration therefor provided for therein, the Notes will constitute legal, valid and binding obligations of the Company, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles.  With respect to the Units issuable upon conversion of the Notes, when the Units have been issued and delivered in accordance with the terms of the Note, such Units will be validly issued, fully paid and non-assessable.

i.                                          The execution, delivery and performance of this Agreement has been duly authorized and approved by proper corporate action of the Company, and does not contravene the Articles of Organization or Member Control Agreement of the Company or any law or contractual restriction binding on or affecting the Company.

j.                                         As of the date hereof, the Company does not have any liabilities, obligations or commitments, except for liabilities, obligations or commitments which (i) are described in, set forth or referenced in the periodic reports and schedules filed by the Company with the SEC (including all exhibits and financial statements and financial statement schedules attached thereto or included therewith) or the unaudited financial statements that are referred to or referenced in Section 2.a. of the Viking Subscription Agreement, (ii) fully-covered by insurance, except for reasonable deductibles or self-insured retention levels, (iii) incurred in the ordinary course of business consistent with past practices, (iv) are described in, set forth or referenced in the Disclosure Statement, as supplemented or amended, including all appendices, (v) arise under this Agreement or the Viking Subscription Agreement, (vi) individually or in the aggregate would not have a material adverse effect on the business, property, operations or financial condition of the Company, or (vii) which have otherwise been disclosed to GFE or its representatives.

k.                                      As of the date hereof, the Company is in compliance in all material respects with all applicable laws the violation of which would have a material adverse effect on the Company and its business as currently conducted.  As of the date hereof, the Company has all material licenses and permits required by law or otherwise necessary for the proper operation of its business as currently conducted, and all of such licenses and permits are in full force and effect.

l.                                          Since the date of the Disclosure Statement, the Company’s ethanol plant has operated in the ordinary course of business consistent with past practice and its nameplate capacity, ordinary wear and tear excepted.

m.                                  Notwithstanding anything herein or in the Viking Subscription Agreement to the contrary, except for the due authorization and approval representation and warranty made by the Company under Section 2.h. hereof, no warranty or representation is made regarding any shareholder or member claim asserting breach of fiduciary duty by the Board or its governors or violation of the Member Control Agreement or applicable law in connection with the Offering or the Viking Subscription Agreement or this Agreement or the absence thereof.

3.                                      Representations of GFE and Project Viking.

a.                                      GFE and Project Viking each represent and warrant to the Company that as of the Effective Date, GFE has acquired and fully-paid for 100% of the membership interests of Project Viking, GFE has sole voting and dispositive power over all of the Units and Interim Subordinated Notes held by Project Viking, with no limitations, qualification or restrictions on such rights imposed by Roland J. Fagen, Diane K. Fagen or any other person as a result of the sale and transfer to GFE from Roland J. Fagen and Diane K. Fagen of 100% of the membership interests in Project Viking.

b.                                      In consideration of the Company’s offer to sell and sale and issuance of the Purchased Units to Project Viking, GFE hereby represents and warrants and covenants to the Company each of the representations, warranties and covenants set forth in Sections 2, 3, 5, 6, 7, 8 and 10 of the Viking Subscription Agreement, including without limitation that GFE has received and carefully read the Disclosure Statement and appendices thereto.

c.                                       GFE represents and warrants to the Company that the execution, delivery and performance of this Agreement has been duly authorized and approved by proper corporate action of GFE, and does not contravene GFE’s organizational documents or any law or contractual restriction binding on or affecting GFE.

d.                                      Project Viking represents and warrants to the Company that the execution, delivery and performance of the Viking Subscription Agreement and this Agreement has been duly authorized and approved by proper corporate action of Project Viking, and does not contravene Project Viking’s organizational documents or any law or contractual obligation or restriction binding on or affecting Project Viking.

4.                                      Management Agreement. GFE and the Company agree to execute and enter into the Management Services Agreement attached hereto as Exhibit A, effective as of the Effective Date.

5.                                      Agrinatural Gas, LLC .  GFE, the Company, and Project Viking each agree to execute and deliver the Voting Agreement to Waive Purchase Option in the form attached hereto as Exhibit B.

6.                                      Specific Performance. Each Party acknowledges and agrees that irreparable injury to the other Parties hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages).  It is accordingly agreed that each Party (the “Moving Party”) shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, without the requirement to post bond or other security, and no other Party hereto will take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity.  Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement for specific performance or for recognition and enforcement of any judgment in respect of this Agreement shall be brought and determined exclusively in the state or federal court of Minnesota and any state or federal appellate court therefrom within the State of Minnesota or the Eighth Judicial Circuit.  Each of the Parties hereto hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any such action in any court other than the aforesaid courts.  Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any such action or proceeding, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any such legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) such action may not be enforced in or by such courts.  This Section 6 is not the exclusive remedy for any violation of this Agreement.

7.                                      Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable.  In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

8.                                      Governing Law.  This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles thereof.  Notwithstanding any provision of the Member Control Agreement to the contrary, and except for actions brought under Section 6 of this Agreement, the Parties agree to resolve disputes arising out of or relating to this Agreement or the Viking Subscription Agreement pursuant to this Section 8.  If any dispute arises out of or relates to this Agreement or the Viking Subscription Agreement, the parties agree first to try in good faith to settle the dispute by mediation under the Commercial Mediation Rules of the American Arbitration Association, before resorting to arbitration. Thereafter, any remaining unresolved controversy or claim arising out of or relating to this Agreement or the Viking Subscription Agreement, or the performance or breach thereof, shall be settled by binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association; PROVIDED, that this Section 8 shall not require use of the American Arbitration Association (only that such Rules as modified by this Section 8 shall be followed).  The arbitration shall be conducted in the State of Minnesota.  Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in any court having competent jurisdiction.  The cost and expense of the arbitrator and location costs shall be borne equally by the parties to the dispute. All other costs and expenses, including reasonable attorney’s fees and expert’s fees, of all parties incurred in any dispute which is determined and/or settled by arbitration pursuant to this Section 8 shall be borne by the party incurring such cost and expense.

9.                                      Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties (including by means of electronic delivery or facsimile).

10.                               Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.  This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter.  There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein.  No modifications of this Agreement can be made except in writing signed by an authorized representative of each the Company, GFE and Project Viking.  No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.  All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.  The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns.  No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Project Viking or GFE, the prior written consent of the Company, and with respect to the Company, the prior written consent of Project Viking and GFE.  This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

HERON LAKE BIOENERGY, LLC

By:	/s/ Robert Ferguson

Its:	CEO

Name:	Robert J. Ferguson

GRANITE FALLS ENERGY, LLC

By:	/s/ Paul Enstad

Its:	Chairman

Name:	Paul Enstad

PROJECT VIKING, L.L.C.

By:	/s/ Paul Enstad

Its:	President

Name:	Paul Enstad